Filed by Sears, Roebuck and Co.

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
of 1934

Subject Company:
Sears Holdings Corporation
(Registration No. 333-120954)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kmart Holding Corporation and Sears, Roebuck and Co., including cost and revenue synergies of the proposed transaction, expected accretion to earnings, future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears’ management and are subject to significant risks and uncertainties. Actual results, performance or achievements may be materially different from those expressed or implied in such forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart and Sears stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; the successful execution of, and customer response to, strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; the outcome of pending legal proceedings; anticipated cash flow; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; changes in interest rates; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; general economic conditions and normal business uncertainty; and the impact of seasonable buying patterns, which are difficult to forecast with certainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears’ results to differ materially from those de-

scribed in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of Kmart and Sears filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Kmart and Sears, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

     The respective directors and executive officers of Kmart and Sears and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kmart’s directors and executive officers is available in its proxy statement filed with the SEC by Kmart on April 8, 2004, and information regarding Sears’ directors and executive officers is available in its proxy statement filed with the SEC by Sears on March 22, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Associate Q&A for 12/9 posting
FINAL

We have seen news reports that Sears executives are exercising their Sears options. Is this true?
As part of the merger agreement, all Sears stock options will be cashed out at the closing at the blended merger price. Approximately 17,000 Sears associates, including our senior executives, have Sears options, all of which vest before or at the closing of the merger. Based on their personal financial needs, we expect that many of those associates, including senior executives, may elect to exercise some or all of their options over the period leading up to the closing.

Does the exercising and selling of options by executives represent a lack of confidence in the merger?
Because all options that are not exercised will be cashed out at the closing under the merger agreement, the actions of associates with options should not be interpreted as a lack of support for or confidence in the prospects for the merged company. Many Sears associates, including senior executives, continue to hold Sears stock beyond their options.

Why isn’t our own off-mall growth plan with Sears Grand and the conversion of the Kmart and Wal-Mart stores sufficient?
The proposed merger dramatically accelerates our off-mall growth and our ability for the Sears name to touch more customers. We announced that several hundred Kmart stores are expected to be converted to Sears stores. Given that each store can be converted relatively cost efficiently in roughly three months, our growth rate and the cost of that growth is much more favorable than building new outlets from scratch, which can take up to 18 months each and cost several times more. We simply could not grow quickly enough if we built on our own, nor could we be assured of optimum locations that fit our demographics.

Does that mean that we are not committed to Sears Grand?
Not at all. We are very pleased with the performance of Sears Grand and count it as a very important part of the Sears off-mall growth strategy. We know that Sears Grand should be complemented with an ability to fast-track Sears’ off-mall growth and the merger with Kmart gives us that opportunity.

Should the reports that Kmart is buying Sears concern me?
Those media reports really shorthand the nature of what really is a merger. The fact that Sears, Roebuck shareholders will represent roughly a third of the shareholders of the merged company directly relates to the fact that 45 percent of Sears shares will be cashed out in the merger at $50 per share. What is more important are the prospects of the combined company going forward and the great opportunity, not only to continue the Sears name and what it stands for, but also to grow the Sears name through the conversion of potentially hundreds of off-mall stores to the Sears nameplate. Sears associates will have the opportunity to participate in what should be an exciting opportunity for growth along with their new colleagues at Kmart.

Why will the board of directors of the new company reflect only 30 percent representation by Sears? How does Sears ensure that its own interests are equally protected?
Since 45 percent of the shares held by Sears shareholders will be exchanged for cash at closing, while all Kmart shares will be exchanged for stock in the new company, the Sears equity position in the new company will be reduced. The composition of the new board approximates the proportion of former Sears and former Kmart shares that become shares of the new company in the merger.

The Sears Kmart merger is creating a new company that will combine the best aspects of Sears and Kmart in order to become a vibrant, unified, competitive company with excellent prospects for both Sears and Kmart operating units.

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In connection with the proposed transaction, Sears Holdings Corporation has filed a Registration Statement on Form S-4 with the SEC (SEC File Number 333-120954), which includes a joint proxy statement — prospectus that, when finalized, will be used to solicit proxies for the proposed business combination. Please read the final joint proxy statement – prospectus when it becomes available because it will contain important information. Sears, Roebuck and its officers and directors may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction matters. Information regarding such individuals is included in Sears Roebuck’s proxy statements and Annual Reports on Form 10-K previously filed with the SEC, and in the above-described Form S-4. Investors may obtain a free copy of the proxy statements and other relevant documents at the SEC’s website at http://www.sec.gov.

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This document contains forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially from expected results. Risks and uncertainties include the business combination with Kmart not closing; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; competitive conditions in retail; changes in consumer confidence, tastes, preferences and spending; the availability of consumer debt; the successful execution of, and customer response to, our strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in our store locations; the possibility that we will identify new business and strategic options; the outcome of pending legal proceedings; anticipated cash flow; changes in our debt ratings and cost of funds; general economic conditions and normal business uncertainty. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available.